Exhibit 3.1(b)

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

INVITAE CORPORATION

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Invitae Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1.             That the name of this corporation is Invitae Corporation, that this corporation was originally incorporated (as Locus Development, Inc.) pursuant to the General Corporation Law on January 13, 2010, and that this corporation most recently filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on October 7, 2014.

2.             That the Board of Directors of this corporation duly adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are as follows:

RESOLVED, that the first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation as presently in effect is amended to read in its entirety as follows:

“FOURTH:  The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 160,131,524 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 141,131,524 shares of Preferred Stock, $0.0001 par value per share, of which 11,693,179 shares shall be designated “Series A Preferred Stock,” 4,181,818 shares shall be designated “Series B Preferred Stock,” 31,112,750 shares shall be designated “Series C Preferred Stock,” 8,000,000 shares shall be designated “Series D Preferred Stock,” 26,143,777 shares shall be designated “Series E Preferred Stock” and 60,000,000 shares shall be designated “Series F Preferred Stock” (Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock are referred to herein collectively as “Preferred Stock”).  At the time this Certificate of Amendment of Amended and Restated Certificate of Incorporation shall become effective, every six (6) shares of the Common Stock issued and outstanding immediately prior to such time shall be, and hereby are, combined and reclassified into one (1) fully paid and nonassessable share of Common Stock (the “Stock Combination”).  Each outstanding stock certificate of the Corporation which, immediately prior to the time this Certificate of

Amendment of Amended and Restated Certificate of Incorporation shall become effective, represents one or more shares of Common Stock shall thereafter be deemed to represent the appropriate number of shares of Common Stock, taking into account the Stock Combination, until such old stock certificate is exchanged for a new stock certificate, or the shares are placed in book position, reflecting the appropriate number of shares resulting from the Stock Combination.  For purposes of clarity, the effect of the Stock Combination shall be that each share of Common Stock outstanding immediately prior to the time this Certificate of Amendment of Amended and Restated Certificate of Incorporation shall become effective shall become, following the Stock Combination, one sixth (1/6) of a share of Common Stock; however, no fractional share shall be issued as a result of the Stock Combination.  All shares of Common Stock held by a holder shall be aggregated for purposes of determining whether the Stock Combination would result in the issuance of any fractional share.  If the Stock Combination would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of the Stock Combination (as determined in good faith by the Corporation’s Board of Directors).”

RESOLVED FURTHER, that the Amended and Restated Certificate of Incorporation as presently in effect is amended to add a new Article Thirteenth reading in its entirety as follows:

“THIRTEENTH:  From and after such time as the Common Stock is first a “covered security” pursuant to Section 18(b)(1) of the Securities Act of 1933, as amended, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum (unless the Corporation consents in writing to the selection of an alternative forum) for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Thirteenth.”

RESOLVED FURTHER, that all other provisions of the Amended and Restated Certificate of Incorporation as presently in effect remain in full force and effect.

3.             That the foregoing amendments were approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.             That this Certificate of Amendment of Amended and Restated Certificate of Incorporation, which amends the provisions of this corporation’s Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 9th day of February, 2015.

By:	/s/ Randal W. Scott
Randal W. Scott
Chief Executive Officer